Mail Stop 3561

      							November 21, 2005

Avi Goldstein, Chief Financial Officer
22240 Comsat Dr
Clarksburg, MD, 20871


	Re:	ECtel Ltd
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 28, 2005

		File No. 000-30348

Dear Mr. Goldstein:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Risks Related to Our Business and Our Industry, page 8

1. In view of the risk factors disclosed, please tell us in more detail why you believe the sale of your government surveillance business qualifies as discontinued operations. Provide us with an analysis of the criteria specified in paragraph 42 of SFAS 144 and SAB 5(E).

Goodwill and other intangible assets, page 34

2. We note that your circumstances required you to test for
goodwill
impairment in June 2003 and 2004.  You state that you "believe that
there is currently no need for additional analysis." You are required to test for goodwill impairment annually under paragraph 26 of FAS 142. Please tell us how your accounting policy complies with this paragraph. Also, tell us the nature of your $3.4 million Verint purchase agreement liability. In future filings, correct your reference to "amortize."

Consolidated Statements of Cash Flows, page F-6

3. Please separately present the cash flows from operating, investing and financing activities related to your discontinued operations.



	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Goldstein
ECtel Ltd
November 21, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE